     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 30, 1997


                                                      REGISTRATION NO. 333-28467
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 2

                                       TO

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                           CITYSCAPE FINANCIAL CORP.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                     DELAWARE                                          11-2994671
          (STATE OR OTHER JURISDICTION OF                           (I.R.S. EMPLOYER
          INCORPORATION OR ORGANIZATION)                         IDENTIFICATION NUMBER)

                            ------------------------

                                565 TAXTER ROAD
                         ELMSFORD, NEW YORK 10523-5200
                                 (914) 592-6677
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                            JONAH L. GOLDSTEIN, ESQ.
                                GENERAL COUNSEL
                           CITYSCAPE FINANCIAL CORP.
                                565 TAXTER ROAD
                         ELMSFORD, NEW YORK 10523-5200
                                 (914) 592-6677
            (NAME, ADDRESS, INCLUDING ZIP CODE AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                            ------------------------

                                   COPIES TO:

              SEAN P. GRIFFITHS, ESQ.                              J. ERIC MAKI, ESQ.
            GIBSON, DUNN & CRUTCHER LLP                           DORSEY & WHITNEY LLP
                  200 PARK AVENUE                                    250 PARK AVENUE
             NEW YORK, NEW YORK 10166                           NEW YORK, NEW YORK 10177
                  (212) 351-4000                                     (212) 415-9200
            (FACSIMILE) (212) 351-4035                         (FACSIMILE) (212) 953-7201

                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
   FROM TIME TO TIME AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement from the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.
================================================================================

                              DATED JUNE 30, 1997


                           CITYSCAPE FINANCIAL CORP.
                        4,500,000 SHARES OF COMMON STOCK


     This Prospectus relates to up to 4,500,000 shares (the "Securities") of common stock, par value $0.01 per share (the "Common Stock"), of Cityscape Financial Corp., a Delaware corporation (the "Company"), which may be offered for sale from time to time by certain stockholders of the Company named in this Prospectus (the "Selling Security Holders"). The Common Stock is traded on the Nasdaq National Market ("Nasdaq") under the symbol "CTYS." The closing price of the Common Stock as reported on Nasdaq on June 27, 1997 was $19.38 per share.


     The shares of Common Stock offered hereby by the Selling Security Holders relate to a private placement completed on April 9, 1997 and consist of (i) a presently indeterminable number of shares of Common Stock (the "Conversion Shares") which have or will be issued upon conversion of 5,000 shares of the Company's 6% Convertible Preferred Stock, Series A (the "Series A Preferred Stock") with a liquidation preference of $10,000 per share (subject to adjustment in accordance with the terms of the Series A Preferred Stock), (ii) up to 500,000 shares of Common Stock (the "Warrant Shares") issuable upon the exercise of related five-year stock purchase warrants (the "Warrants") and (iii) a presently indeterminable number of shares of Common Stock (the "Dividend Shares") which may be issued to the Selling Security Holders as payment of accrued dividends in accordance with the terms of the Series A Preferred Stock. The maximum aggregate number of Dividend Shares and Conversion Shares covered by this Prospectus is 4,000,000 shares of Common Stock. See "Risk Factors -- Common Stock Eligible for Future Sale."

THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE COMMISSION OR BY ANY STATE SECURITIES COMMISSION NOR HAS THE
      SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
        COMMISSION REVIEWED OR PASSED UPON THE ACCURACY OR ADEQUACY
           OF THIS PROSPECTUS. ANY REPRESENTATION
              TO THE CONTRARY IS A CRIMINAL OFFENSE.

     The Company will not receive any proceeds from this offering. The aggregate proceeds to the Selling Security Holders from the sale of the Securities owned by the Selling Security Holders will be the offering price of such Securities sold, less applicable agents' commissions and underwriters' discounts, if any. The Company will pay all expenses incident to the preparation and filing of this registration statement for the Securities under federal and state securities laws. The Company and the Selling Security Holders have each agreed to indemnify each other against certain liabilities, including liabilities arising under the Securities Act. The Selling Security Holders may sell all or a portion of the Securities which they own from time to time on terms to be determined at the time of sale, either directly or through agents designated from time to time or through brokers, dealers or underwriters designated from time to time. To the extent required, the number of shares of Common Stock to be sold, the offering price thereof, the name of each Selling Security Holder and each agent, broker, dealer and underwriter, if any, and any applicable brokerage fees, commissions or discounts and expenses with respect to a particular offering will be set forth in an accompanying Prospectus Supplement. See "Plan of Distribution."

     SEE "RISK FACTORS" BEGINNING ON PAGE 5 HEREOF FOR A DISCUSSION OF CERTAIN INFORMATION THAT SHOULD BE CAREFULLY CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SECURITIES.

     NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS, OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, IN CONNECTION WITH THE OFFERING DESCRIBED HEREIN, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY SELLING SECURITY HOLDER OR THEIR RESPECTIVE AGENTS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, NOR SHALL THERE BE ANY SALE OF THESE SECURITIES BY ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL FOR SUCH PERSON TO MAKE SUCH OFFER, SOLICITATION OR SALE OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.


                  The date of this Prospectus is June 30, 1997

                             AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a registration statement on Form S-3 (referred to herein, together with all amendments and exhibits, as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Statements contained in this Prospectus such as contents of any contract or any document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. For further information relating to the Securities and to the Company, reference is made to the Registration Statement.

     The Company is subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports, proxy statements and other information with the Commission. For further information with respect to the Company, reference is hereby made to such reports and other information which can be inspected and copied (at prescribed rates) at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1025, Washington, D.C. 20549 and at the Commission's regional offices located at Seven World Trade Center, 13th Floor, New York, New York 10048 and at 500 West Madison, Suite 1400, Chicago, Illinois 60661. Copies may also be obtained at prescribed rates from the Public Reference Section of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a Web site that contains reports, proxy and information statements and other information regarding the Company at (http://www.sec.gov). In addition, the Common Stock is listed on the Nasdaq National Market and reports and other information concerning the Company may be inspected at the offices of the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, DC 20006.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents have been filed with the Commission and are hereby incorporated by reference:

          1. The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996;

          2. The Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1997,

          3. The Company's Reports on Form 8-K filed on April 11, 1997, April 30, 1997 and May 20, 1997, and

          4. The Company's description of the Common Stock contained in the Company's Registration Statement on Form 8-A filed on December 1, 1995.

     All reports and other documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the filing of the Registration Statement of which this Prospectus forms a part and prior to the termination of the offering of the Securities covered by this Prospectus shall be deemed to be incorporated by reference herein and to be part hereof from the date of filing such reports and documents. Any statement contained herein or in a report or document, all or a portion of which is incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company hereby undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, upon the oral or written request of any such person, a copy of any or all of the documents incorporated herein by reference (other than exhibits to such documents, unless such exhibits are expressly incorporated by reference into such documents). Requests for such copies should be directed to the Company's Secretary at 565 Taxter Road, Elmsford, New York 10523. The Company's telephone number at that location is
(914) 592-6677.

     This Prospectus contains forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this Prospectus.

                                  THE COMPANY

     Cityscape Financial Corp., a Delaware corporation ("Cityscape" or the "Company"), is a consumer finance company engaged in the business of originating, purchasing, selling and servicing mortgage loans secured primarily by one- to four-family residences. The Company originates and purchases loans in the US through its subsidiary Cityscape Corp., a New York corporation ("CSC"), using a network of independent mortgage brokers and loan correspondents, and in the United Kingdom (excluding Northern Ireland, the "UK") through its indirect subsidiary City Mortgage Corporation Limited ("CSC-UK") also using a network of independent mortgage brokers. The majority of the Company's loans are made to owners of single family residences who use the loan proceeds for such purposes as debt consolidation, financing of home improvements and educational expenditures. The Company focuses on lending to individuals who have impaired or unsubstantiated credit histories and/or unverifiable income and require or seek a high degree of personalized service and prompt response to their loan applications. As a result, the Company's customers generally are not averse to paying the higher interest rates that the Company charges for its loan programs as compared to the interest rates charged by conventional mortgage sources.

     The Company's principal executive office and mailing address is 565 Taxter Road, Elmsford, New York 10523-5200 and its telephone number is (914) 592-6677.

     For a more detailed discussion of the business of the Company, see the Company's Annual Report or Form 10-K for the year ended December 31, 1996, which is incorporated by reference herein.

                               RECENT DEVELOPMENT

SENIOR NOTES

     On May 14, 1997, the Company issued $300.0 million aggregate principal amount of 12.75% Senior Notes due June 1, 2004 (the "Senior Notes") pursuant to an Indenture (the "Senior Note Indenture"), between the Company and The Chase Manhattan Bank, as trustee (the "Trustee"). The Senior Notes are senior obligations of the Company that are guaranteed by CSC and secured by a pledge by CSC of a promissory note from CSC-UK having a minimum principal amount equal to $115.0 million that represents certain advances made by CSC to CSC-UK. As of May 30, 1997, such promissory note had a principal amount of $129.5 million.

     The Senior Notes will not be redeemable prior to maturity, provided that, at any time and from time to time prior to June 1, 2000, the Company may redeem in the aggregate up to $100.0 million of the original principal amount of the Senior Notes with the proceeds of one or more equity offerings at a redemption price (expressed as a percentage of principal amount) of 112.75% plus accrued interest to the redemption date.

     The Senior Note Indenture contains various restrictive covenants that, among other things, limit: (i) the incurrence of certain additional indebtedness by the Company; (ii) the creation of senior liens on assets of the Company;
(iii) the sale of assets of the Company; (iv) mergers and consolidations; (v) the sale of assets of the Company and (vi) the making of certain investments and the payment of dividends on capital stock of the Company. See "Risk
Factors -- Absence of Dividends".

     Each holder of Senior Notes will have the right to require the Company to repurchase all or any part of such holder's Senior Notes at a purchase price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase upon the occurrence of a change in control, which is deemed to occur (i) if any person (other than persons that held such voting power as of the issue date of the Senior Notes and certain of their transferees) directly or indirectly acquires 50% or more of the total voting power of the Common Stock of the Company (or the successor company to the Company under the Senior

Notes upon a merger or sale of substantially all of the assets of the Company), or (ii) if, during any 12-month period, individuals who at the beginning of such period constituted the board of directors of the Company (together with any new directors whose election by such board or whose nomination for election by the stockholders of the Company was approved by a vote of a majority of directors of the Company then still in office who were either directors at the beginning of such period or whose election or nomination for election was so previously approved) cease to constitute a majority of the directors of the Company then in office.

     An Event of Default is defined in the Senior Note Indenture as, among other things, (i) a default in any payment of interest when due, continued for 30 days, (ii) a default in the payment of principal when due, (iii) the failure to comply with certain covenants, (iv) a cross-default of other indebtedness in excess of $5.0 million, (v) bankruptcy, insolvency or reorganization of the Company or a significant subsidiary, or (vi) a judgment in excess of $5.0 million.

                                  RISK FACTORS

     In addition to the other information in this Prospectus, the following risk factors should be carefully considered before making an investment in the Securities offered hereby. This Prospectus contains forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in the following risk factors and elsewhere in this Prospectus.

NEGATIVE CASH FLOWS

     As a result of its increased volume of loan originations and purchases and its growing use of securitizations, the Company has operated since March 1995, and expects to continue to operate, on a negative cash flow basis. Prior to 1995, the Company sold loans primarily through whole loan sales which generate immediate cash flow on the date of sale. The recognition of gain on sale of loans through securitizations has a negative impact on the cash flow of the Company because significant costs are incurred upon closing of the transactions giving rise to such gain and the Company is required to pay income taxes on the gain on sale in the period recognized, although the Company does not expect to receive the cash representing the gain until later periods as the related loans are repaid or otherwise collected.

     The Company's principal cash requirements include the funding of loan originations and purchases, payment of interest expenses (including, in the future, interest expenses under the Senior Notes), funding the overcollateralization requirements for securitizations, operating expenses, income taxes and capital expenditures. The Company uses its cash flow from whole loan sales, loans sold through securitizations, capital markets offerings, pre-funding mechanisms through securitizations, loan origination fees, servicing fees, net interest income and borrowings under its credit or warehouse facilities to meet its working capital and other needs. For the years ended December 31, 1995 and 1996, the Company had negative cash flow from operations of $76.0 million and $165.5 million, respectively, due primarily to the Company's sale of loans through securitizations. Also contributing to the Company's negative cash flow is the increasing percentage of its loan volume derived through the Wholesale Loan Acquisition Program and bulk purchases, which have a greater negative impact on cash flows than loan volume derived from independent mortgage brokers.

UNCERTAINTY AS TO AVAILABILITY OF FUNDING SOURCES

     The Company funds substantially all of the loans which it originates and purchases through borrowings under warehouse facilities secured by pledges of its loans, loan purchase facilities under which the Company retains the rights to repurchase loans sold, lines of credit secured by the residual and interest-only interests in securitizations, a senior note issuance and internally generated funds. These borrowings are in turn repaid with the proceeds received by the Company from selling such loans either through securitizations or whole loan sales. Any failure to renew or obtain adequate funding under these credit or warehouse facilities, or other borrowings, or any substantial reduction in the size of or pricing in the markets for the Company's loans, could have a material adverse effect on the Company's operations. To the extent that the Company is not successful in maintaining or replacing existing financing, it would have to curtail its loan production activities or sell loans earlier than is optimal, which would have a material adverse effect on the Company's results of operations and financial condition.

     The type, timing and terms of financing selected by the Company will be dependent upon the Company's cash needs, the availability of financing sources and the prevailing conditions in the financial markets. The Company anticipates that funds currently available will be sufficient to fund the Company's liquidity requirements into the fourth quarter of 1997. However, the Company has substantial capital requirements and anticipates that it will need to raise additional cash by such time through the issuance of additional debt or equity securities or additional bank borrowings or a combination thereof. The Company has no commitments for additional debt, equity or bank financings other than those described in this Prospectus and there can be no assurance that any sources will be available to the Company at any given time or as to the favorability of the terms on which such sources may be available.

DEPENDENCE ON FUNDING SOURCE

     The Company has funded substantially all of its loan origination and purchase volume and working capital requirements in the US and the UK through financing facilities and through loan sales pursuant to mortgage loan purchase agreements that include working capital facilities with Greenwich Capital Markets, Inc. (referred to herein, including its affiliates, as "Greenwich"). During 1995 and 1996, the Company sold 10.3% and 93.8%, respectively, of its loan originations and purchases to Greenwich. The US facility (the "US Greenwich Facility") was provided through Greenwich's affiliate, Greenwich Capital Financial Products, Inc., and the UK facility (the "UK Greenwich Facility") is provided through its affiliate, Greenwich International, Ltd. With certain exceptions, the Company has been required to sell all of its loans directly or indirectly to Greenwich. The loans are then resold through securitizations or whole loan sales. These provisions of the US Greenwich Facility and the UK Greenwich Facility may prevent the Company from taking advantage of other more favorable financing sources that may become available to the Company. Additionally, the Company expects to derive a substantial portion of its working capital through the mortgage loan purchase agreements. The US Greenwich Facility provided for the purchase and sale of $1.0 billion of loans. The Company and Greenwich continued to purchase and sell loans after the facility amount was exceeded through December 1996. The Company has a commitment from Greenwich to enter into agreements to provide a $3.0 billion mortgage loan financing facility at a rate of LIBOR plus 150 basis points, a $25.0 million residual financing facility at a rate of LIBOR plus 300 basis points and a $3.0 billion securitization facility, each for a term of one year, subject to execution of definitive documents satisfactory to Greenwich as well as certain other conditions. The Company and Greenwich, pending the completion of definitive documents, are operating under the terms of the US Greenwich Facility structured consistent with the new proposed arrangement, however, as a financing facility. No definitive agreement exists with respect to the new arrangement nor can any assurance be given that such an agreement will be reached. Because it is structured as a financing facility and not as a purchase and sale facility, the new arrangement with Greenwich could affect the timing of the Company's reported gain on sale, adversely affecting gain on sale in a future period if the Company fails to sell or securitize the loan origination and purchase volume for such period. To the extent that the Company is not successful in maintaining with Greenwich or replacing existing financing, it would have to curtail its loan production activities or sell loans earlier than is optimal, thereby adversely affecting the Company's results of operations and financial condition. CSC-UK paid a fee to Greenwich in connection with the UK Greenwich Facility in the aggregate amount of $38.0 million. The Company is amortizing this fee over the 20-year life of the facility. If the facility were to be terminated prior to its scheduled expiration in 2015, the Company would have to write-off the fee earlier than anticipated, resulting in a charge to earnings in the period of such write-off of the unamortized amount of the fee at that time, which would have an adverse effect on the Company's results of operations.

     Additionally, the agreement governing the UK Greenwich Facility prohibits the payment of dividends by CSC-UK to CSC prior to the repayment of all outstanding balances under the working capital facility of the UK Greenwich Facility.

DEPENDENCE ON SECURITIZATIONS

  General

     Since March 1995, the Company has pooled and sold through securitizations an increasing percentage of the loans which it originates or purchases. The Company derives a significant portion of its income by recognizing gains upon the sale of loans through securitizations representing the fair value of the interest-only and residual certificates received in the US and the fair value of excess mortgage servicing receivables retained through UK securitizations and on sales into the UK purchase facility. In determining excess mortgage servicing receivables recognized through UK securitizations, the Company excludes normal servicing and other ancillary fees and includes any prepayment interest due. In loan sales through US securitizations, the Company sells loans that it has originated or purchased to a real estate mortgage investment conduit ("REMIC") trust for a cash purchase price and interests in such REMIC trust consisting of interest-only regular interests and the residual interest which are represented by the interest-only and residual certificates. The cash purchase price is raised through an offering by the REMIC trust of pass-through certificates representing regular interests in the REMIC trust. Following the securitization, the purchasers of the pass-through certificates receive the principal collected and the investor pass-through interest rate on the principal balance, while the Company recognizes as current revenue the fair value of the interest-only and residual certificates.

  Reliance on Securitization Market

     Adverse changes in the US or UK securitization market for home equity and home improvement loans could impair the Company's ability to originate, purchase and sell loans through securitizations on a favorable or timely basis. Any such impairment could have a material adverse effect upon the Company's results of operations and financial condition. Furthermore, the Company's quarterly operating results can fluctuate significantly as a result of the timing and level of securitizations. If securitizations do not close when expected, the Company's results of operations may be adversely affected for that period.

  Reliance on Credit Enhancements

     In addition, in order to gain access to the securitization market, the Company has relied on credit enhancements provided by monoline insurance carriers on the majority of the Company's US securitizations to guarantee outstanding senior interests in the related REMIC trusts to enable it to obtain an "AAA/Aaa" rating for such interests. The cost of such credit enhancement results in a reduction in the gain on sale of loans sold in such securitization. Any substantial reductions in the size or availability of the securitization market for the Company's loans, or the unwillingness of insurance companies to guarantee the senior interests in the Company's loan pools, could have a material adverse effect on the Company's results of operations and financial condition.

     The documents governing the Company's securitizations require the Company to build over-collateralization levels through retention of excess servicing distributions and application thereof to reduce the principal balances of the senior interests issued by the related trust or to create reserve funds. This application causes the aggregate principal amount of the loans and cash in the related pool to exceed the aggregate principal balance of the outstanding investor certificates. Such excess amounts serve as credit enhancement for the related trust and therefore fund losses realized on loans held by such trust. The Company continues to be subject to the risks of default and foreclosure following the sale of loans through securitizations to the extent excess servicing distributions are required to be retained or applied to reduce principal from time to time. Such retained amounts are pre-determined by the entity issuing the guarantee of the related senior interests and are a condition to obtaining an "AAA/Aaa" rating thereon. In addition, such retention diverts cash which would otherwise flow to the Company through its retained interest in the transaction represented by the interest-only and residual certificates and excess mortgage servicing receivables the Company receives upon loan sales through securitizations, thereby slowing, and in some circumstances, reducing over the life of the related securitization, the flow of cash to the Company.

  Availability and Cost of Pre-Funding Mechanism

     In connection with the Company's pre-funding commitments in its securitization transactions, investors deposit in cash a pre-funded amount into the related trust to purchase loans the Company commits to sell on a forward basis. This pre-funded amount is invested pending subsequent transfers of loans to the trusts in short term obligations which pay a lower interest rate than the interest rate the trust is obligated to pay the certificate investors on the outstanding balance of the pre-funded amount. The Company is required to deposit at the closing of the related transaction an amount sufficient to make up the difference between these rates. The portion of the deposit that is not recovered by the Company is recorded as an expense of the securitization transaction which results in a reduction in the gain on sale of the loans sold in such securitization. If the Company were unable to make such deposits, it would be unable to access the pre-funding mechanism that allows it to sell relatively greater volume through each securitization, which could result in an adverse effect upon the Company's results of operations and financial condition.

POTENTIAL CHANGE IN VALUATION OF INTEREST-ONLY AND
RESIDUAL CERTIFICATES AND MORTGAGE SERVICING RECEIVABLES

     The Company sells over 90% of the loans that it originates or purchases through securitizations or into loan purchase facilities with servicing retained. The Company derives a substantial portion of its income by recording a gain on sale when loans are sold in such a manner. In the case of a US securitization, the Company receives as an investment the interest-only and residual certificates the Company receives as a result of such securitization. In the case of a UK securitization, or the sale of loans into a loan purchase facility, the Company retains a mortgage servicing receivable. In addition, since it adopted SFAS No. 122, "Accounting for Mortgage Servicing Rights" in October 1995, the Company also recognizes as an asset the capitalized value of mortgage servicing rights (including normal servicing and other ancillary fees) as a mortgage servicing receivable. The Company calculates the value of its interest-only and residual certificates and mortgage servicing receivables based upon their fair values. The fair value of these assets is determined based on various economic factors, including loan types, balances, interest rates, dates of origination, terms and geographic locations. The Company also uses other available information applicable to the types of loans the Company originates and purchases, such as reports on prepayment rates, interest rates, collateral value, economic forecasts and historical default and prepayment rates of the portfolio under review. The Company estimates the expected cash flows that it will receive over the life of a portfolio of loans. These expected cash flows constitute the excess of the interest rate payable by the obligors of loans over the interest rate passed through to the purchasers of the related securities, less applicable recurring fees and credit losses. The Company discounts the expected cash flows at a discount rate that it believes is consistent with the required risk-adjusted rate of return to an independent third party purchaser of the interest-only and residual certificates or mortgage servicing receivables. As of March 31, 1997, the Company's balance sheet reflected the fair value of interest-only and residual certificates and mortgage servicing receivables of $155.0 million and $220.8 million (net of reserves of $31.4 million), respectively.

     Realization of the value of these interest-only and residual certificates and mortgage servicing receivables in cash is subject to the prepayment and loss characteristics of the underlying loans and to the timing and ultimate realization of the stream of cash flows associated with such loans. If actual experience differs from the assumptions used in the determination of the asset value, future cash flows and earnings could be negatively impacted and the Company could be required to write down the value of its interest-only and residual certificates and mortgage servicing receivables. For example, in the fourth quarter of 1996 the Company determined that the value of the interest-only and residual certificates from its August 1995 securitization had been impaired in the amount of $1.4 million and accordingly wrote down the value of such certificates by that amount. The impairment was primarily attributable to a change in the loss assumptions with respect to such securitization to be consistent with those of the Company's subsequent securitizations. No assurance can be given as to whether, and in what amounts, the Company in the future will have to write down the value of the interest-only and residual certificates from this or its other securitizations. In addition, if prevailing interest rates rose, the required discount rate might also rise, resulting in impairment of the value of the interest-only and residual certificates and mortgage servicing receivables. The Company believes that there is no active market for the sale of its interest-only and residual certificates or its mortgage servicing receivables. No assurance can be given that these assets could be sold at their stated value on the balance sheet, if at all.

CONSEQUENCES OF EXCEEDING PERMITTED DELINQUENCY AND DEFAULT LIMITS

     The pooling and servicing agreements relating to the Company's securitization transactions contain provisions with respect to the maximum permitted loan delinquency rates and loan default rates, which, if exceeded, would require amounts otherwise payable to the Company to be retained by the related securitization trusts and would allow the termination of the Company's right to service the related loans. The default rates on the pools of loans sold in the March 1995 and August 1995 securitization transactions, the Company's first two securitization transactions, have exceeded the permitted limits set forth in the related pooling and servicing agreements. Accordingly, overcollateralization requirements for these two securitizations have been increased and cash otherwise payable to the Company from such securitizations is being retained by the related trusts. No assurance can be given when, if ever, such amounts will be released to the Company. In addition, this condition could result in the termination of the Company's servicing rights with respect to the securitizations' pools of loans by the trustee or the insurance company providing credit enhancement for those transactions. For 1996, the revenues to the Company from mortgage servicing rights on these pools of loans were approximately $625,000. Although none of the parties to these transactions has indicated its intention to terminate the Company's servicing rights and the Company has no current expectation that they will do so, no assurance can be given that any of such parties will not exercise its right to terminate. To date, the permitted delinquency and default rates relating to the Company's other securitizations have not been exceeded. However, such securitizations' loan pools are less seasoned and no assurance can be given that such limits will not be exceeded in the future. The retention of cash by securitization trusts or the termination of the Company's servicing rights would have a material adverse effect on the Company's results of operations and financial condition and could affect the Company's ability to effect securitizations in the capital markets.

RISK OF ADVERSE ECONOMIC CONDITIONS

     The Company's business may be adversely affected by periods of economic slowdown or recession which may be accompanied by decreased demand for consumer credit and declining real estate values. Any material decline in real estate values reduces the ability of borrowers to use home equity to support borrowings and increases the loan-to-value ratios of loans previously made by the Company, thereby weakening collateral coverage and increasing the possibility of a loss in the event of default. Further, delinquencies, foreclosures and losses generally increase during economic slowdowns or recessions. Because of the Company's focus on borrowers who are unable or unwilling to obtain mortgage financing from conventional mortgage sources, the actual rates of delinquencies, foreclosures and losses on such loans could be higher under adverse economic conditions than those currently experienced in the conventional mortgage lending industry. Any sustained period of such increased delinquencies, foreclosures or losses could adversely affect the pricing of the Company's loan sales whether through securitizations or whole loan sales.

HIGH-RISK BORROWERS

     Loans made to borrowers who are unable or unwilling to obtain mortgage financing from conventional mortgage sources may entail a higher risk of delinquency and higher losses than loans made to borrowers who utilize conventional mortgage sources. While the Company believes that the underwriting criteria and collection methods it employs enable it to mitigate the higher risks inherent in loans made to these borrowers, no assurance can be given that such criteria or methods will afford adequate protection against such risks. In the event that pools of loans sold and serviced by the Company experience higher delinquencies, foreclosures or losses than anticipated, the Company's results of operations or financial condition could be adversely affected.

LOAN DELINQUENCIES AND DEFAULTS

     The Company is exposed to the risk of loan delinquencies and defaults upon the closing of the loan. After a loan has been originated or purchased by the Company, the loan is held as part of a portfolio of loans subject to sale either through a securitization or on a whole loan basis. During the period a loan is so held, the Company is at risk for loan delinquencies and defaults. Following the sale of the loan through a securitization, the Company's direct risk with respect to loan delinquency or default on such loan is limited to those circumstances in which it is required to repurchase such loan due to a breach of a representation or warranty in connection with the securitization. This risk also exists for loans sold on a whole loan basis. On loans sold through securitizations, the Company is also at risk of loan delinquency or default from a first payment default and thereafter to the extent that losses are paid out of a reserve account, or reduce the over-collateralization to the extent that funds are available, and will result in a reduction in the value of the interest-only and residual certificates and mortgage servicing receivables held by the Company.

RISKS FROM INTEREST RATE FLUCTUATIONS

     Profitability may be directly affected by the level of and fluctuations in interest rates which affect the Company's ability to earn a spread between interest received on its loans and the costs of borrowings. The profitability of the Company is likely to be adversely affected during any period of unexpected or rapid changes in interest rates. A substantial and sustained increase in interest rates could adversely affect the ability of the Company to originate and purchase loans and could reduce the gain on sale recognized by the Company when loans are sold through securitizations. A significant decline in interest rates could decrease the size of the Company's loan servicing portfolio by increasing the level of loan prepayments. Additionally, to the extent servicing spread has been capitalized on the books of the Company or the Company holds interest-only and residual certificates received upon loan sales through securitizations, higher than anticipated rates of loan prepayments or losses would reduce the aggregate amount of payments received by the REMIC trusts pursuant to the Company's securitizations which would require the Company as holder of the residual interests in such securitizations to write down the value of such servicing spread or the fair value of such interest-only and residual certificates, adversely impacting earnings and the value of the Common Stock. Fluctuating interest rates also may affect the net interest income earned by the Company resulting from the difference between the yield to the Company on loans held pending sale and the interest paid by the Company for funds borrowed under the Company's warehouse facility. In addition, inverse or flattened interest yield curves could have an adverse impact on the profitability of the Company because the loans pooled and sold by the Company generally have long-term rates, while the senior interests in the related REMIC trusts are priced on the basis of intermediate rates in the US.

RISKS RELATING TO RECENT EXPANSION AND PRODUCT EXTENSION

     Since January 1, 1994, the Company has originated and purchased a significantly greater number of loans than it had in previous years. In light of this growth, the historical performance of the Company's earnings may be of limited relevance in predicting future performance. Any credit or other problems associated with the larger number of loans originated and purchased in the recent past will not become apparent until sometime in the future.

     The Company's significant growth and expansion have placed substantial new and increased pressures on the Company's personnel and systems. In order to support the growth of its business, the Company has added a significant number of new operating procedures, facilities and personnel. There can be no assurance that the addition of these new operating procedures and personnel will be sufficient to enable the Company to meet its growing operating needs. Failure by the Company to manage its growth effectively, or to sustain its historical levels of performance in credit analysis and transaction structuring with respect to the increased loan origination and purchase volume, could have a material adverse effect on the Company's results of operations and financial condition.

     In addition, the Company has recently expanded its product offerings to include conventional home improvement loans (commencing May 1996), "Sav*-A-Loans(R)" (commencing May 1996), adjustable rate loans (commencing October 1996), loans for occupants of government-owned residential properties in the UK (commencing November 1996), conventional loans (commencing February 1997) and, to a lesser extent, Title I loans (commencing December 1995), with which the Company has relatively little experience. The Sav*-A-Loan(R) product, for example, is offered to homeowners with little or no equity in their property but who possess a favorable credit profile and debt-to-income ratio. The Sav*-A-Loan(R) product has contributed and is expected to continue to contribute an increasing percentage of the Company's US originations. The Company has incurred certain expenses in connection with the development of these new product offerings. No assurance can be given that the Company will be able to develop these new product offerings successfully, or that the Company's extension of its product offerings will not have a material adverse effect on the Company's results of operations and financial condition.

CREDIT RISK ASSOCIATED WITH HIGH LTV LOANS

     Certain of the Company's loan products have high loan-to-value ratios ("LTV") and, although secured by real property, the collateral of such loans often will not be sufficient to cover the principal amount of the loans in the event of default. The principal balance of such a loan, such as the Company's "Sav*-A-Loan(R)" product, inclusive of other loans secured by the same property often exceeds the value of the underlying property by as much as 25%. Consequently, the Company is less likely to use foreclosure as a means to mitigate its losses upon the default of such loans or to recover any meaningful amounts in the event of a foreclosure. With respect to these loans, LTV determinations are based on a value of the underlying property, which is set by a full appraisal, a drive-by appraisal or, if owned less than 12 months, the sale price. Accordingly, there can be no assurance that such values accurately reflect prevailing market prices of such properties, either when made or upon a default on the related loan. For such loans, the Company relies primarily on the creditworthiness of the borrower and, with respect to Title I loans, also relies on FHA co-insurance for repayment. Losses not covered by the underlying properties, if in excess of the Company's allowance for such losses included in the calculation of the gain on sale, could have a material adverse effect on the Company's results of operations and financial condition.

ABILITY OF THE COMPANY TO IMPLEMENT ITS GROWTH STRATEGY

     The Company's growth strategy is dependent upon its ability to increase its loan origination and purchase volume while maintaining its customary origination fees, interest rate spreads and underwriting criteria with respect to such increased loan origination and purchase volume. Implementation of this strategy will depend in large part on the Company's ability to: (i) expand its broker network in markets with a sufficient concentration of borrowers meeting the Company's underwriting criteria; (ii) obtain adequate financing on favorable terms; (iii) securitize loans profitably in the secondary market on a regular basis; (iv) hire, train and retain skilled employees; and (v) continue to expand in the face of increasing competition from other mortgage lenders. The Company's failure with respect to any or all of these factors could impair its ability to successfully implement its growth strategy which could have a material adverse effect on the Company's results of operations and financial condition. The Company will also incur start-up costs in connection with entering new markets including costs associated with establishing new regional infrastructures. Such additional costs could have a material adverse effect on the Company's results of operations and financial condition. In addition, the Company's results of operations will be adversely affected if revenues do not increase sufficiently to compensate for the increase in operating expenses resulting from past, current and future growth and expansion and there can be no assurance that any expansion will be profitable or that it will not adversely affect the Company's results of operations.

RISKS RELATED TO ACQUISITIONS

     In September 1995, the Company acquired the remaining 50% of CSC-UK not then owned by the Company in exchange for 3.6 million shares of Common Stock. In April 1996, CSC-UK acquired all of the outstanding capital stock of J&J in exchange for pound sterling 15.3 million ($23.3 million based on the Noon Buying Rate on the date of such acquisition) and 548,000 shares of Common Stock valued at $9.8 million. J&J's business is substantially similar to that of CSC-UK but with a primary focus of making loans generally secured by second liens. In June 1996, CSC-UK acquired all of the outstanding capital stock of Greyfriars Group Limited (formerly known as Heritable Group Limited and referred to herein as "Greyfriars") in exchange for pound sterling 41.8 million ($64.1 million based on the Noon Buying Rate on the date of such acquisition) and 99,362 shares of Common Stock valued at $2.5 million. Greyfriars' business differs from that of CSC-UK in that its loans are made primarily to borrowers with higher quality credit characteristics, are generally secured by second liens and generally have higher loan-to-value ratios and lower interest rates than those made by CSC-UK.

     An important part of the Company's growth strategy is the acquisition of consumer finance companies that complement or supplement the Company's existing business in the US and in the UK, such as J&J and Greyfriars. Any acquisition involves inherent uncertainties and risks, such as the effect on the acquired business of integration into the Company, the availability of management resources to oversee the operations of the acquired business, the risks of entering markets in which the Company has no or limited direct prior experience, operating in different geographical locations with different competitive conditions, different demographic characteristics and different corporate cultures and the potential loss of key employees of the acquired company. Integrating acquired products and operations requires a significant amount of management's time and skill and may place significant demands on the Company's operations and financial resources. Although an acquired business may have enjoyed profitability and growth prior to the acquisition, there can be no assurance that such profitability or growth would continue thereafter. There can be no assurance that the Company will be able to locate appropriate acquisition candidates, that any identified candidates will be acquired or that acquired operations will be effectively integrated or prove profitable. There can be no assurance that the financing necessary to complete such acquisitions can be obtained by the Company on favorable terms, if at all.

     In addition, in connection with its acquisitions of CSC-UK, J&J and Greyfriars, the Company has recognized $19.7 million, $5.2 million and $25.4 million, respectively, of goodwill and, as a result of a recent acquisition in the UK of a retail mortgage broker, will recognize additional goodwill of approximately $12.0 million. The Company may also recognize significant amounts of goodwill in connection with future acquisitions. The Company is amortizing goodwill recognized in its recent acquisitions over ten years, and the relatively large amortization charge recognized in each such year may significantly reduce earnings recorded in such period. In addition, in the event that the Company determines that the carrying value of goodwill is impaired, it would write down such carrying value which would result in a charge to earnings in the period such determination is made. Any such charge could have a material adverse effect on the Company's financial results. In connection with its acquisitions, the Company accounted for as a cost of acquisition restructuring charges in the aggregate amount of $5.0 million for items including charges for terminated leases and severance payments, and may have to make similar provisions with respect to future acquisitions. In the event that the actual charges exceed the provisions made by the Company, such charges will have an adverse effect on the Company's results of operations.

     Future acquisitions by the Company could result in potentially dilutive issuances of equity securities, the incurrence of debt and contingent liabilities and amortization expenses of additional goodwill and other intangible assets, which could materially affect the Company's results of operations or financial condition.

RISKS RELATED TO OPERATIONS IN THE UK

  General

     Since the Company commenced operations in the UK in May 1995, the Company's UK operations have become an increasingly important contributor to the Company's overall operating results. For the three months ended March 31, 1997, 20.4% of the Company's total loan origination and purchase volume (as compared to 14.0% for the prior year's period) and 50.4% of the Company's total revenues (as compared to 46.3% for the prior year's period) were attributable to the Company's UK operations.

     The Company's operations in the UK market are subject to most of the same risks faced by the Company's US operations as well as the additional risks customarily associated with US corporations conducting foreign activities, including fluctuations in foreign currency exchange rates. To the extent that unfavorable fluctuations in foreign currency exchange rates occur, the Company's results of operations will be adversely affected. Although the Company is exploring possible programs for hedging this risk, the Company is not aware of any such program currently available that is suited to the Company's risk. There can be no assurance that the Company will adopt a program to hedge this risk. Additional risks in the UK include fluctuations in foreign currency controls, expropriation, nationalization and other economic, tax and regulatory policies of the UK government as well as the laws and policies of the US affecting foreign trade and investment. A general election was held in the UK on May 1, 1997 in which the Labour Party was elected and it is anticipated that some shift in fiscal and social policy will result. The Company's UK operations may be adversely affected by any such changes.

  Business Prospects Risks

     The Company believes that the market in the UK for borrowers who are unable or unwilling to obtain mortgage financing from conventional mortgage sources at competitive rates, if at all, is underserved as a result of regulatory policies imposed on banks and building societies ("Conventional UK Lenders") in the late 1980s. Currently many of such borrowers obtain mortgage financing through independent mortgage brokers predominantly funded by private investors. Since commencing operations in the UK, the Company has derived its UK loan originations primarily from mortgage brokers (with the exception of the loan portfolios purchased as a result of the acquisitions of J&J and Greyfriars) and, to a lesser extent, recently through direct marketing to occupants of government-owned residential properties in the UK. Approximately 60.5% and 30.7% of the Company's UK loans were originated through three mortgage brokers in 1995 and 1996, respectively. Although the Company believes that its products and services will attract a consistent flow of loan origination volume from independent mortgage brokers, there can be no assurance the Company will be able to obtain similar levels of loan origination volume from brokers in the future. Further, there can be no assurance that the Company, due to competition or other factors, will be able to obtain similar terms and pricing for such loan originations. In particular, the Company has agreed to pay increased commissions to brokers on loans originated in connection with right of first refusal agreements.

  Legal and Regulatory Risks

     The Company's mortgage lending business in the UK is subject to regulations promulgated under the United Kingdom Consumer Credit Act 1974 (the "CCA") applicable to loans made to individuals or partnerships with principal balances of pound sterling 15,000 or less. Loans with principal balances in excess of pound sterling 15,000 are not currently regulated within the UK, except in limited circumstances. The government has announced its intention to bring before Parliament regulations that would increase this amount. The CCA and regulations promulgated thereunder, among other things, impose licensing obligations on CSC-UK and its subsidiaries, define certain requirements relating to the form, content, legibility, execution and delivery to the borrower of loan documents, restrict communication with the borrower prior to completion of a transaction, require information and notice of enforcement to be given to the borrower, generally limit a lender to a one-month deferment with any calculations of prepayment interest under the Rule of 78s method, require rebates to the borrower on early settlement and create a cause of action for an "extortionate credit bargain." A license is required to service loans in the UK irrespective of the size of the loan. Failure to comply with the requirements of these rules and regulations can result in the revocation or suspension of the license to do business and/or render the mortgage unenforceable in the absence of a court order.

     Although the Company believes that CSC-UK has systems and procedures to facilitate compliance with the requirements under the CCA and is in compliance in all material respects with applicable laws and regulations, there can be no assurance that more restrictive laws and regulations will not be adopted in the future that could make compliance more difficult or expensive (see discussion regarding the Office of Fair Trading (the "OFT") initiative below). Approximately 36.9% (as a percentage of aggregate principal balances) of the Company's UK loans were subject to the CCA and the regulations promulgated thereunder at December 31, 1996. Of this 36.9%, 7.5% were loans originated by CSC-UK, 25.7% by J&J and 66.8% by Greyfriars. By way of example, if regulations were enacted to increase the regulated amount to pound sterling 25,000, an additional 28.1% of the Company's UK loans at December 31, 1996 would have been regulated. The Company cannot predict the likelihood of the enactment of these regulations or the extent of such increase or any other change to the CCA or any other legislation. The announced OFT regulatory initiative or other future regulation, if enacted, could limit the Company's ability to impose fees and charges and could have a material adverse effect on the Company's results of operations and financial condition.

     With regard to prepayment terms, if a UK borrower redeems his loan in full prior to the maturity date (whether voluntarily or through a default), the equivalent of an early payment fee is incurred as result of the borrower's contractual obligation to pay a stated amount of interest for the credit extended. The Company's UK loans provide for prepayment fees to be determined in one of two ways. For some of the Company's UK loans, the prepayment fee is based on an amount equal to a certain number of months' interest; however, for the majority of the Company's UK loans, the total principal and interest due over the full term of the loan is calculated and then the borrower is provided a rebate for the unexpired portion of the loan term, resulting in the equivalent of an early payment fee. The amount due on a majority of the Company's UK loans in the case of prepayment is based on the amount of interest, at the Standard Rate (as defined herein) or the Concessionary Rate (as defined herein) (whichever is in effect on the date of prepayment), that has been "earned" and calculated in accordance with the "Rule of 78s" method. Using this method, the prepayment of a loan will often result in the Company receiving substantially more than such loan's original principal balance.

     There can be no assurance that regulatory developments in the UK, including those that might be brought about by a change in the political party whose members constitute a majority of Parliament as a result of the May 1, 1997 elections, will not result in significant changes relating to certain provisions of many CSC-UK loans, most notably the calculation of prepayments using the Rule of 78s and the use of the standard/concessionary rate structure. The Company believes that these provisions are enforceable under English law and do not violate common law prohibitions on penalty interest. The enforceability of these provisions, however, has not been tested in English courts. In the event an appropriate English court were to address these issues, no assurance can be given that such a court will not reach a holding that negatively affects the terms of such loans, which holding could have a material adverse effect on the Company's results of operations and financial condition.

     In addition, CSC-UK received a letter in March 1997 from the OFT, the Director General of which has responsibility, under the CCA, for the granting of consumer credit licenses to mortgage lenders and for the subsequent monitoring of their activities to ensure continued fitness to hold such licenses. The Company believes the letter was also sent to other lenders, as well as intermediaries and other entities involved directly or indirectly in the non-status lending market. The letter states that, when determining the fitness of licensees, the OFT will consider whether the licensee or its associates have engaged in business practices which appear to be inappropriate, regardless of their legality. The letter specifically sets forth certain practices deemed by the OFT to fall within such categories.

     The majority of the stated business practices are either (i) not applicable to CSC-UK's operations or (ii) practices in which CSC-UK engages and believes itself to be in compliance or easily able to modify its operations in order to comply with the OFT letter. The OFT letter, however, questions the appropriateness of standard/concessionary rate structures, as well as the calculation of prepayments using the Rule of 78s method. The Company is reviewing and evaluating its practices with respect to each issue raised in the letter and is in discussion with the OFT regarding its concerns raised in the letter. The Company does not believe regulatory initiatives set forth in the letter will have a material adverse effect on any of its existing mortgage loans or to the continuance of its licenses, although no assurances to that effect can be given at this time. In partial response to the OFT letter and after preliminary discussions with OFT, the Company volunteered to discontinue originating unregulated loans that utilize the Rule of 78s method commencing in the early part of the second half of 1997.

     The Company commenced broadening its UK product offerings with products that calculate payments without using the Rule of 78s in anticipation of potential regulatory initiatives like those set forth in the OFT letter. The elimination of the Rule of 78s loan products could have a material adverse effect in future periods on the Company's results of operations and financial condition, especially if the Company is unsuccessful in its product broadening efforts. In future periods, the OFT's regulatory initiatives could also result in the Company's elimination or modification of regulated loan products utilizing the Rule of 78s. Such elimination or modification could also have a material adverse effect in future periods on the Company's results of operations and financial condition, especially if the Company is unsuccessful in its product broadening efforts. In addition, the Company believes that it may be required to modify aspects of its standard/concessionary rate structure in response to the regulatory initiatives set forth in the OFT letter. No assurance can be given as to the effect of such modifications or that the OFT will not require the elimination of its standard/concessionary rate structure, either of which could have a material adverse effect in future periods on the Company's results of operations and financial condition.

  Dependence on Secondary Market

     Since March 1996, CSC-UK has pooled and sold through securitizations an increasing percentage of the loans which it originates. Although the Company believes that a UK secondary market exists for the type of mortgage loans it originates in the UK, the UK secondary market for such loans is less developed than the US secondary market for such loans. The Company believes that its March 1996 sale was the first publicly offered, London Stock Exchange listed securitization of loans of the type originated by the Company sold in the UK secondary market in several years. No assurances can be given that CSC-UK will be successful in structuring, marketing and completing loan securitizations in the UK in the future or that a viable and liquid market for whole loan sales will develop similar to that in the US. Failure to securitize or sell mortgage loans in the UK would have a material adverse effect on CSC-UK's, and therefore the Company's, results of operations and financial condition.

  Unseasoned Loan Portfolio

     The Company has been servicing loans in the UK only since May 1995 and, accordingly, the UK loan serviced portfolio is unseasoned. The Company has experienced an increase in delinquency rates in connection with its UK serviced portfolio. Further, J&J's historical delinquency experience has been higher than that of CSC-UK, totaling 43.3% at December 31, 1996.

  Potential Change in Valuation of Mortgage Servicing Receivables

     Due to the relatively brief period the Company has operated in the UK and because the UK market for the types of loans sold by the Company has been very fragmented and underserved, the Company has limited data on which to base certain of the assumptions, including prepayment assumptions, necessary to determine the gain on sale recognized when the Company sells UK loans through securitizations. A component of such gain on sale, which is capitalized on the Company's balance sheet as mortgage servicing receivables, results from two attributes of the Company's UK loans that are not shared by the Company's US loans. Unlike the Company's US loans, certain UK loans have significant prepayment fees and/or provide the borrower with an opportunity to pay a reduced interest rate (the "Concessionary Rate") to the extent the borrower pays the loan when due (as opposed to the standard interest rate (the "Standard Rate") that would apply at any time during which any payment arrears exist). In its UK securitizations, the Company acquires an uncertificated residual interest, carried on the Company's balance sheet as mortgage servicing receivables, in the excess cash flows generated by such securitizations. Following the sale of UK loans into securitizations, the Company retains no control over the loans sold and has no control over the borrowers' performance under such loans and no control over the ability to realize prepayments calculated using the Rule of 78s or interest rates in excess of the Concessionary Rate. Accordingly, even though under the terms of the Company's UK securitizations, the Company is entitled to such prepayments and interest in excess of the Concessionary Rate, there can be no assurance that such prepayments or excess interest can be achieved. In addition, in the event of a forced sale, any proceeds would be distributed first to pay related enforcement expenses, then to pay any aggregate outstanding concessionary interest and then to pay the holders of the senior interests, before any proceeds were available to pay the holder of the residual interest. To the extent that actual prepayments occur at a slower rate than assumed on UK loans, the Company may realize lower prepayment calculations, or realize the prepayments at a later time, than assumed at the time the gain on sale was originally determined resulting in impairment to mortgage servicing receivables. If more borrowers than were initially assumed earned the opportunity to pay the Concessionary Rate, the Company will realize a lower than expected yield on such borrowers' loans also resulting in impairment to mortgage servicing receivables. Although the Company believes that its assumptions with respect to UK prepayments and borrowers who will be eligible to pay the Concessionary Rate are reasonable, no assurance can be given that actual results will not differ substantially. In addition, no assurance can be given that the regulatory environment will not adversely change or competitors entering the UK market will not offer to borrowers better prepayment and interest terms than those currently offered by the Company. Either of such developments could impair the Company's mortgage servicing receivables and would have a negative impact on the Company's financial condition and results of operations.

     Mortgage servicing receivables may also be impaired as a result of certain adjustments in interest rates affecting UK loans. The interest rates on the majority of the Company's UK loans may be adjusted upward by the Company based upon a UK base borrowing rate. The Company's UK loans have generally been less sensitive to fluctuations in interest rates than is typically the case for US adjustable rate loans. The Company's UK securitizations and loan sales into the UK Greenwich Facility have variable pass-through rates based on LIBOR, requiring an increase in the rate upon a specified increase in LIBOR. To the extent that the Company's UK loan interest rates are not adjusted upward in a timely manner in response to increases in the variable pass-through rate relating to the securitization, mortgage servicing receivables will be impaired. In addition, if such interest rates are adjusted upward and borrowers are unable to make the resulting higher payments, the Company's UK loans may experience greater delinquencies and losses which could cause the mortgage servicing receivables to be impaired.

CONTINGENT RISKS

     Although the Company sells substantially all loans which it originates and purchases on a nonrecourse basis, the Company retains some degree of credit risk on substantially all loans sold. During the period of time that loans are held pending sale, the Company is subject to the various business risks associated with the lending business including the risk of borrower default, the risk of foreclosure and the risk that a rapid increase in interest rates would result in a decline in the value of loans to potential purchasers. In addition, documents governing the UK Greenwich Facility and the Company's securitizations require the Company to commit to repurchase or replace loans which do not conform to the representations and warranties made by the Company at the time of sale. When borrowers are delinquent in making monthly payments on loans included in a REMIC trust, the Company is required to advance interest payments with respect to such delinquent loans to the extent that the Company deems such advances ultimately recoverable. These advances require funding from the Company's capital resources but have priority of repayment from the succeeding month's collections.

     In the ordinary course of its business, the Company is subject to claims made against it by borrowers and private investors arising from, among other things, losses that are claimed to have been incurred as a result of alleged breaches of fiduciary obligations, misrepresentations, errors and omissions of employees, officers and agents of the Company (including its appraisers), incomplete documentation and failures by the Company to comply with various laws and regulations applicable to its business. The Company believes that liability with respect to any currently asserted claims or legal actions is not likely to be material to the Company's consolidated results of operations or financial condition; however, any claims asserted in the future may result in legal expenses or liabilities which could have a material adverse effect on the Company's results of operations and financial condition.

GEOGRAPHIC CONCENTRATION OF US OPERATIONS

     Approximately 18.0% of the Company's US loan origination and purchase volume for 1996 was derived from the state of New York. Although the Company is licensed or registered in 42 states and the District of Columbia and intends to continue to expand into other markets, it is expected that the state of New York will continue to provide a substantial portion of its loan origination and purchase activity. Consequently, the Company's results of operations and financial condition are affected by general trends in the New York economy and the residential real estate market. Should a downturn occur in the New York economy or its residential real estate market, the Company's equity position or portfolio performance relating to existing New York loans would be adversely affected. In particular, the economy and the residential real estate market in and around New York City, where a significant portion of the Company's New York loans have been originated, has historically been affected by fluctuations in the financial markets.

COMPETITION

     As a consumer finance company specializing in mortgage loans, the Company faces intense competition, primarily from mortgage banking companies, commercial banks, credit unions, thrift institutions, credit card issuers, finance companies and, additionally in the UK, building societies and new market entrants who are affiliated with some of the Company's US competitors. Many of these competitors in the financial services business are substantially larger and have more capital and other resources than the Company. Furthermore, certain large national finance companies and conforming mortgage originators in the US have announced their intention to adapt their conforming origination programs and allocate resources to the origination of non-conforming loans. In addition, certain of these larger mortgage companies and commercial banks have begun to offer products similar to those offered by the Company, targeting customers similar to those of the Company. The entrance of these competitors into the Company's market could have a material adverse effect on the Company's financial condition and results of operations.

     The UK market for the type of loans the Company originates is highly fragmented and, for a variety of reasons, underserved by conventional lenders as compared to the US market. The Company anticipates that it will face additional competition in the UK in the future which will likely have a negative impact on the average gain on sale realized upon the sale of UK loans and could have a material adverse effect on the Company's results of operations and financial condition.

     Competition can take many forms, including convenience in obtaining a loan, customer service, marketing and distribution channels and interest rates. Competition may be affected by fluctuations in interest rates and general economic conditions. During periods of rising rates, competitors that have "locked in" low borrowing costs may have a competitive advantage. During periods of declining rates, competitors may solicit the Company's customers to refinance their loans. During economic slowdowns or recessions, the Company's borrowers may have new financial difficulties and may be receptive to offers by the Company's competitors. The current level of gains realized by the Company and its competitors on the sale of the type of loans they originate and purchase is attracting additional competitors into this market with the possible effect of lowering gains that may be realized on the Company's future loan sales. During 1996, the Company experienced an increase in the weighted average loan-to-value ratio on its Core Products and in the premiums it paid under its Wholesale Loan Acquisition Program to its correspondents, and experienced a slower rate of growth in originations from its independent mortgage brokers. The Company is unable at this time to determine whether such increases and slowing will continue in 1997. Furthermore, as the Company expands into the market of borrowers with higher quality credit and loan products that require more significant capital, the Company will face additional competition with the possible effect of lowering gains realized by the Company.

     The Company depends largely on independent mortgage brokers and financial institutions and other mortgage bankers for its originations and purchases of new loans. The Company's competitors also seek to establish relationships with the Company's independent mortgage brokers and financial institutions and other mortgage bankers. In addition, the Company expects the volume of wholesale loans purchased by the Company to increase and the relative proportion of wholesale loans to total loans originated and purchased by the Company to expand. The Company's future results may become more exposed to fluctuations in the volume and cost of its wholesale loans resulting from competition from other purchasers of such loans, market conditions and other factors.

US LEGISLATIVE AND REGULATORY RISKS

     Members of Congress and government officials have from time to time suggested the elimination of the mortgage interest deduction for federal income tax purposes, either entirely or in part, based on borrower income, type of loan or principal amount. Because many of the Company's loans are made to borrowers for the purpose of consolidating consumer debt or financing other consumer needs, the competitive advantages of tax deductible interest, when compared with alternative sources of financing, could be eliminated or seriously impaired by such government action. Accordingly, the reduction or elimination of these tax benefits could have a material adverse effect on the demand for loans of the kind offered by the Company.

     The Company's US business is subject to extensive regulation, supervision and licensing by federal, state and local governmental authorities and is subject to various laws and judicial and administrative decisions imposing requirements and restrictions on part or all of its operations. The Company's consumer lending activities are subject to the Federal Truth-in-Lending Act and Regulation Z (including the Home Ownership and Equity Protection Act of 1994), the Federal Equal Credit Opportunity Act and Regulation B, as amended ("ECOA"), the Fair Credit Reporting Act of 1970, as amended, the Federal Real Estate Settlement

Procedures Act ("RESPA") and Regulation X, the Home Mortgage Disclosure Act, the Federal Debt Collection Practices Act and the National Housing Act of 1934, as well as other federal and state statutes and regulations affecting the Company's activities. The Company is also subject to the rules and regulations of, and examinations by, the Department of Housing and Urban Development ("HUD") and state regulatory authorities with respect to originating, processing, underwriting, selling, securitizing and servicing loans. These rules and regulations, among other things, impose licensing obligations on the Company, establish eligibility criteria for mortgage loans, prohibit discrimination, provide for inspections and appraisals of properties, require credit reports on loan applicants, regulate assessment, collection, foreclosure and claims handling, investment and interest payments on escrow balances and payment features, mandate certain disclosures and notices to borrowers and, in some cases, fix maximum interest rates, fees and mortgage loan amounts. Failure to comply with these requirements can lead to loss of approved status, termination or suspension of servicing contracts without compensation to the servicer, demands for indemnifications or mortgage loan repurchases, certain rights of rescission for mortgage loans, class action lawsuits and administrative enforcement actions.

     Although the Company believes that it has systems and procedures to facilitate compliance with these requirements and believes that it is in compliance in all material respects with applicable local, state and federal laws, rules and regulations, there can be no assurance that more restrictive laws, rules and regulations will not be adopted in the future that could make compliance more difficult or expensive.

IMPACT OF RECENT ACCOUNTING PRONOUNCEMENTS

     On January 1, 1997, the Company adopted the Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 125, "Accounting for Transfer and Servicing of Financial Assets and Extinguishment of Liabilities." SFAS No. 125 addresses the accounting for all types of securitization transactions, securities lending and repurchase agreements, collateralized borrowing arrangements and other transactions involving the transfer of financial assets. SFAS No. 125 distinguishes transfers of financial assets that are sales from transfers that are secured borrowings. SFAS No. 125 is generally effective for transactions that occur after December 31, 1996, and it is to be applied prospectively. SFAS No. 125 requires the Company to allocate the total cost of mortgage loans sold to the mortgage loans sold (servicing released), retained certificates and servicing rights based on their relative values. The pronouncement also requires the Company to provide additional disclosure about the retained certificates in its securitizations and to account for these assets at fair value in accordance with SFAS No. 115. The Company does not believe that SFAS No. 125 will have a material effect on the Company's securitizations as currently structured; however, there can be no assurance that SFAS No. 125 will not have a material adverse effect on future securitization structures the Company may employ, reduce the Company's gain on sale of loans in the future or otherwise adversely affect the Company's results of operations or financial condition.

POSSIBLE ENVIRONMENTAL LIABILITIES

  US

     In the course of its business, the Company has acquired, and may acquire in the future, properties securing loans which are in default. Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real estate may be required to investigate and clean up hazardous or toxic substances or chemical releases at such property, and may be held liable to a governmental entity or to third parties for property damage, personal injury and investigation and cleanup costs incurred by such parties in connection with the contamination. Such laws typically impose cleanup responsibility and liability which, under such laws, has been interpreted to be joint and several unless the harm is divisible and there is a reasonable basis for allocation of responsibility. The costs of investigation, remediation or removal of such substances may be substantial, and the presence of such substances, or the failure to properly remediate such property, may adversely affect the owner's ability to sell or rent such property or to borrow using such property as collateral. Persons who arrange for the disposal or treatment of hazardous or toxic substances also may be liable for the costs of removal or remediation of such substances at the disposal or treatment facility, whether or not the facility is owned or operated by such person. In addition, the owner or former owners of a contaminated site may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from such property.

  UK

     "Owners" or "occupiers" of contaminated land in the UK are potentially liable under UK environmental laws. Such persons can be required to clean up affected land, cease polluting activities, obtain licenses in connection with disposal of waste, reimburse relevant enforcement authorities for clean-up costs related to land and controlled waters and pay fines for non-compliance with relevant laws and regulations. The potential liability of such persons may be substantial and the presence of any polluting substances or the failure to properly remediate such land may adversely affect the owner's or occupier's ability to sell or rent the property on such land or to borrow using such property as security. In addition to liability under statute, such persons may be liable to third parties at common law for property damage, economic loss and personal injury.

     A lender may be deemed to be an "owner" upon enforcement of its interest in a mortgaged property following default by a borrower depending on the method of enforcement employed. A lender may also, depending on the degree of control it has, be liable as a person who has caused or knowingly permitted pollution to occur. A new statutory framework providing for the identification and allocation of responsibility for costs associated with the investigation and clean-up of contaminated land is set out in the Environmental Protection Act 1990, as amended, and is expected to be implemented during 1997. Under this framework, local authorities will have a duty to inspect land within their jurisdiction for the purpose of identifying contamination.

     No assurance can be given in either the US or the UK that any prior owner or tenant of a property did not create any material environmental condition not known to the Company, that future laws, ordinances or regulations will not impose any material environmental liability, or that a material environmental condition does not otherwise exist as to any one or more of the properties now owned or acquired in the future by the Company, any of which could result in a material adverse effect on the Company's results of operations and financial condition.

POSSIBLE VOLATILITY OF STOCK PRICE

     The market price of the Common Stock may experience fluctuations that are unrelated to the operating performance of the Company. In particular, the price of the Common Stock may be affected by general market price movements as well as developments specifically related to the consumer finance industry such as, among other things, interest rate movements, loss and delinquency rates and the Company's access to and the overall performance of the securitization market. In addition, the Company's operating income on a quarterly basis is significantly dependent upon the successful completion of the Company's loan sales in the market, and the inability of the Company to complete significant loan sale transactions in a particular quarter may have a material adverse impact on the Company's results of operations for that quarter and could, therefore, negatively impact the price of the Common Stock.

COMMON STOCK ELIGIBLE FOR FUTURE SALE

     As of June 25, 1997, 30,980,119 shares of Common Stock were issued and outstanding. Of these shares, 8,502,603 shares of Common Stock were available for resale in the public market without restriction or further registration under the Securities Act, except for shares held by affiliates of the Company, which shares were subject to the resale limitations of Rule 144 promulgated under the Securities Act. 22,477,516 of the shares of Common Stock outstanding were deemed to be "restricted securities" as the term is defined in Rule 144, all of which are eligible for sale in the public market in compliance with Rule
144. In addition, as of June 25, 1997, the Company had granted options to purchase up to 3,791,850 shares of Common Stock, of which 3,575,050 were outstanding, 185,800 had been exercised and 31,000 had expired.

     In May 1996, the Company issued $143.8 million of 6% Convertible Debentures due 2006 (the "Convertible Debentures") convertible at any time into shares of Common Stock, currently at a conversion price of $26.25 per share, subject to adjustment. The Company may also issue up to 800,000 shares of

Common Stock from time to time as additional consideration for conversion of debentures. Through June 25, 1997, an aggregate of $14,130,000 principal amount of Convertible Debentures has been converted into an aggregate of 538,281 shares of Common Stock, including the induced conversion by the Company of $14.0 million aggregate principal amount in April, 1997 resulting in the issuance by the Company of 533,332 shares of Common Stock for the conversion and an additional 342,708 shares of Common Stock to induce conversion and the payment of $420,000 in cash (equal to accrued but unpaid interest) to the converting holders.


     On April 9, 1997, the Company completed a private placement of 5,000 shares of Series A Preferred Stock and Warrants to purchase 500,000 shares of Common Stock with an exercise price of $20.625 per share. The Series A Preferred Stock is convertible into shares of Common Stock, subject to certain redemption rights and restrictions, including volume restrictions limiting the number of shares of Series A Preferred Stock which may be converted by each holder thereof to no more than 25% of such shares during the 90 calendar days following the original issuance date and an additional 25% for each successive 90 day period (with each such holder being able to convert 100% of such shares at any time on or after the 271st calendar day following the original issuance date), at a conversion price equal to the lowest daily sales price of the Common Stock during the four consecutive trading days immediately preceding such conversion (the "Low Sales Price"), discounted over time up to 4% and subject to certain adjustments. The number of shares of Common Stock issuable upon conversion of a share of Series A Preferred Stock is equal to the quotient of the liquidation preference for such share of Series A Preferred Stock (initially $10,000 subject to increase for accrued but unpaid dividends and certain other payments the Company may be required to make pursuant to the terms of the Series A Preferred Stock) divided by the Low Sales Price on the date of conversion. As of June 26, 1997, 1,208 shares of Series A Preferred Stock have been converted into an aggregate of 976,332 shares of Common Stock. Pursuant to the terms of the Series A Preferred Stock, as of June 26, 1997 and based on a Low Sales Price as of such date of $16.63 per share of Common Stock and 78 days of accrued dividends, an additional 42 shares of Series A Preferred Stock (representing the conversion of 0.8% of the initial 5,000 shares of Series A Preferred Stock) could immediately be converted into an aggregate of 25,591 shares of Common Stock and sold under this Registration Statement. The Company has set June 30, 1997 as the record date for the payment of dividends with respect to the Series A Preferred Stock, has decided to pay such dividends in the form of shares of Common Stock and, assuming no further conversions of such stock and basing the calculation on the June 25, 1997 closing price of $18.50 per share of Common Stock, the Company will issue an aggregate of approximately 28,012 shares of Common Stock as dividend payments to the Selling Security Holders on such date in accordance with the terms of the Series A Preferred Stock.


     No prediction can be made as to the effect, if any, that future sales of shares of Common Stock or the availability of shares of Common Stock for future sale would have on the market price of the Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock, or the perception that such sales could occur, could have an adverse effect on the prevailing market prices for the Common Stock. See "Shares Eligible for Future Sale."

DEPENDENCE ON KEY PERSONNEL

     The Company's growth and development to date have been largely dependent upon the services of Robert Grosser, Chairman of the Board, Chief Executive Officer and President of the Company, and Robert C. Patent, Vice Chairman of the Board and Executive Vice President of the Company. Although the Company has been able to hire and retain other qualified and experienced management personnel, the loss of Mr. Grosser's or Mr. Patent's services for any reason could have a material adverse effect on the Company. The Company has entered into employment agreements with Messrs. Grosser and Patent and maintains key man life insurance in the amount of $2.0 million on Mr. Grosser.

     In the UK, David A. Steene, the Managing Director of CSC-UK, has played an important role in the development of CSC-UK and the loss of his services could have a material adverse effect on CSC-UK and therefore on the Company. CSC-UK has entered into an employment agreement with Mr. Steene.

CONTROL BY CERTAIN STOCKHOLDERS

     As of June 25, 1997, certain members of the Company's senior management and Board of Directors beneficially owned an aggregate of 56.4% of the outstanding shares of Common Stock. Such persons, if they were to act in concert, have majority control of the Company, with the ability to approve certain fundamental corporate transactions (including mergers, consolidations and sales of assets) and to elect all members of the Board of Directors without further vote of the minority stockholders.

ABSENCE OF DIVIDENDS

     The Company has not paid any cash dividends on its Common Stock since its inception and does not currently anticipate paying dividends on its Common Stock in the foreseeable future. In addition, certain agreements to which the Company is a party restrict the Company's ability to pay dividends on its Common Stock. The Company conducts substantially all of its operations through its subsidiaries. Accordingly, the Company's ability to pay dividends is also dependent upon the ability of its subsidiaries to make cash distributions to the Company. The payment of dividends to the Company by its subsidiaries is and will continue to be restricted by or subject to, among other limitations, the terms of the Senior Note Indenture, applicable provisions of laws of national or state governments, contractual provisions, the earnings of such subsidiaries and various business considerations.

                            SELLING SECURITY HOLDERS

     The Selling Security Holders are the holders of Common Stock issued or issuable upon conversion of the Series A Preferred Stock or upon exercise of the Warrants. The Securities covered by this Prospectus are being registered for resale from time to time by the Selling Security Holders. See "Plan of Distribution." Except as set forth below, none of the Selling Security Holders has had a material relationship with the Company within the past three years other than as a result of the ownership of the Series A Preferred Stock and the Warrants and other securities of the Company.

     The following table sets forth the names of the Selling Security Holders, the number of shares of Series A Preferred Stock, Warrants and shares of Common Stock owned by the Selling Security Holders as of June 25, 1997 and the number of Securities which may be offered for resale by the Selling Security Holders pursuant to this Prospectus. Because (i) the Selling Security Holders may offer all or a portion of the Securities which they hold pursuant to the offering contemplated hereby, (ii) there are currently no agreements, arrangements or understandings with respect to the sale of any of the Securities and (iii) the number of Securities changes from day to day as different Low Sales Prices are generated by trading activity in the Common Stock, no estimate can be given as to the amount of Securities that will be held by the Selling Security Holders after completion of this offering. See "Plan of Distribution".

                                                                                              NUMBER OF
                                            NUMBER OF                         NUMBER OF       SECURITIES
                                        SHARES OF SERIES A     NUMBER OF      SHARES OF       OWNED AND
                                            PREFERRED          WARRANTS      COMMON STOCK      OFFERED
                 NAME                      STOCK OWNED           OWNED         OWNED(1)       HEREBY(1)
--------------------------------------  ------------------     ---------     ------------     ----------
Credit Suisse First Boston
  Corporation.........................           300              30,000         213,167         212,767
CIBC Wood Gundy Securities Corp.(2)...             0              15,000         143,021         143,021
Continental Casualty Company(3).......           375              50,000         764,806         385,143
Bear, Stearns Securities Corp.(4).....           225              30,000         591,731         225,065
Paloma Securities L.L.C.(5)...........           850             105,000         974,146         783,170
Soundshore Partners, L.P.(6)..........            38               5,000          37,673          37,673
Halifax Fund L.P.(7)..................           750             100,000         755,061         755,061
Galileo Capital LLC(8)................           113              15,000         113,059         113,059
HOW&CO(9).............................            15               2,000          15,105          15,105
Catamaran & Co.(10)...................            98              13,000         107,432          98,099
Westcoast & Co.(11)...................           263              35,000         293,784         264,268
Colonial Penn Insurance Co.(12).......            38               5,000          37,693          37,693
Colonial Penn Life Insurance
  Co.(13).............................            38               5,000          37,693          37,693
The Gleneagles Fund Company(14).......           113              15,000         113,059         113,059
Hick Investment Ltd. (BVI)(15)........            38               5,000          37,693          37,693
Samyang Merchant Bank(16).............           200              25,000         188,136         188,136
Nelson Partners(17)...................           169              22,500         169,899         169,899
Olympus Securities, Ltd.(18)..........           169              22,500         169,899         169,899
          TOTALS......................         3,792             500,000       4,763,057       3,786,503

---------------
 (1) For purposes of calculating the number of shares of Common Stock owned by each Selling Security Holder related to future Conversion Shares, shares of Series A Preferred Stock were deemed converted into Common Stock based on a conversion price of $16.625 per share (the Low Sales Price as of June 26, 1997) and 77 days of accrued dividends. In addition, the restrictions on each holder's ability to convert Series A Preferred Stock into Common Stock have been ignored. Also includes a presently indeterminable number of Dividend Shares. See "Risk Factors -- Common Stock Eligible for Future Sale."

 (2) As of June 25, 1997, CIBC Wood Gundy Securities Corp. had converted 150 shares of Series A Preferred Stock for 128,021 shares of Common Stock. In a transaction that settled on June 10, 1997, CIBC Wood Gundy Securities Corp. transferred and assigned all of its rights and obligations with respect to 450 shares of Series A Preferred Stock and Warrants to purchase 45,000 shares of Common Stock to Nelson Partners and Olympus Securities, Ltd. Within the past three years, CIBC Wood Gundy Securities Corp. or one of its affiliates has acted as manager, co-manager and placement agent of various securities offerings. For the performance of such services, CIBC Wood Gundy Securities Corp. or one of its affiliates received fees from the Company.

 (3) As of June 25, 1997, Continental Casualty Company had converted 125 shares of Series A Preferred Stock for 106,684 shares of Common Stock.

 (4) As of June 25, 1997, Bear Stearns Securities Corp. had converted 75 shares of Series A Preferred Stock for 57,990 shares of Common Stock. Within the past three years, Bear, Stearns & Co. Inc. or one of its affiliates served as co-manager of securities offerings by the Company. For the performance of such services Bear, Stearns & Co. Inc. or one of its affiliates received fees from the Company.

 (5) As of June 25, 1997, Paloma Securities L.L.C. had converted 200 shares of Series A Preferred Stock for 160,330 shares of Common Stock. 500 of the shares of Common Stock owned by Paloma Securities L.L.C. are held in the name Cede & Co.

 (6) As of June 25, 1997, Soundshore Partners, L.P. had converted 12 shares of Series A Preferred Stock for 9,523 shares of Common Stock.

 (7) As of June 25, 1997, Halifax Fund L.P. had converted 250 shares of Series A Preferred Stock for 198,143 shares of Common Stock.

 (8) As of June 25, 1997, Galileo Capital L.L.C. had converted 37 shares of Series A Preferred Stock for 29,217 shares of Common Stock.

 (9) As of June 25, 1997, HOW & CO had converted 5 shares of Series A Preferred Stock for 3,967 shares of Common Stock. Froley Revy Investment Company Inc., as investment advisor, has voting and investment control over these shares of Series A Preferred Stock, Common Stock and related Warrants.

 (10) As of June 25, 1997 Catamaran & Co. had converted 32 shares of Series A Preferred Stock for 25,395 shares of Common Stock. Froley Revy Investment Company Inc., as investment advisor, has voting and investment control over these shares of Series A Preferred Stock, Common Stock and related Warrants.

 (11) As of June 25, 1997, Westcoast & Co. had converted 87 shares of Series A Preferred Stock for 69,042 shares of Common Stock. Froley Revy Investment Company Inc., as investment advisor, has voting and investment control over these shares of Series A Preferred Stock, Common Stock and related Warrants.

 (12) As of June 25, 1997, Colonial Penn Insurance Co. had converted 12 shares of Series A Preferred Stock for 9,543 shares of Common Stock.

 (13) As of June 25, 1997, Colonial Penn Life Insurance Co. had converted 12 shares of Series A Preferred Stock for 9,543 shares of Common Stock.

 (14) As of June 25, 1997, The Gleneagles Fund Company had converted 37 shares of Series A Preferred Stock for 29,217 shares of Common Stock.

 (15) As of June 25, 1997, Hick Investment Ltd. (BVI) had converted 12 shares of Series A Preferred Stock for 9,543 shares of Common Stock.

 (16) Promethean Investment Group, L.L.C. acts as the investment manager and has voting and investment control over these shares of Series A Preferred Stock and Warrants. As of June 25, 1997, Samyang Merchant Bank had converted 50 shares of Series A Preferred Stock for 41,292 shares of Common Stock.

 (17) As of June 25, 1997, Nelson Partners ("Nelson") had converted 56 shares of Series A Preferred Stock for 44,441 shares of Common Stock. Citadel Limited Partnership is the managing general partner of Nelson and trading manager of Olympus Securities, Ltd. ("Olympus") and consequently has voting control and investment discretion over securities held by both Nelson and Olympus. The securities ownership information for Nelson does not include the securities owned by Olympus and the securities ownership information for Olympus does not include the securities owned by Nelson.

(18) As of June 25, 1997, Olympus had converted 56 shares of Series A Preferred Stock for 44,441 shares of Common Stock. Citadel Limited Partnership is the managing general partner of Nelson and trading manager of Olympus and consequently has voting control and investment discretion over securities held by both Nelson and Olympus. The securities ownership information for Nelson does not include the securities owned by Olympus and the securities ownership information for Olympus does not include the securities owned by Nelson.

                                USE OF PROCEEDS

     All of the Conversion Shares, Warrant Shares and Dividend Shares covered by this Prospectus may be offered from time to time by one or all of the Selling Security Holders. All of the Dividend Shares covered by this Prospectus may be offered by the Company to the Selling Security Holders as payment for accrued dividends in accordance with the terms and conditions of the Series A Preferred Stock. Accordingly, the Company will not receive any proceeds from the offering of the Securities by or to the Selling Security Holders hereunder.

                              PLAN OF DISTRIBUTION

     The Conversion Shares, Warrant Shares and Dividend Shares offered hereby are being offered directly by the Selling Security Holders. The Company will not receive any proceeds from the issuance of Dividend Shares to or the sale of Conversion Shares, Warrant Shares or Dividend Shares by the Selling Security Holders. The sale of the Conversion Shares, Warrant Shares and Dividend Shares may be effected by the Selling Security Holders or permitted transferees from time to time in transactions in the over-the-counter market, on the Nasdaq National Market, in negotiated transactions, or a combination of such methods of sale, at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. The Selling Security Holders or permitted transferees may effect such transactions by selling such Securities from time to time acting as principals for their own account directly, though an agent designated from time to time or through brokers, dealers, agents or underwriters and such brokers, dealers, agents or underwriters may receive compensation in the form of discounts, concessions or commissions from the Selling Security Holders or permitted transferees and/or the purchasers of such Securities for whom such brokers, dealers, agents or underwriters may act as agents or to whom they sell as principals (which compensation as to a particular broker-dealer might be in excess of customary commissions).

     At the time a particular offer of Securities is made, to the extent required, a supplemental prospectus will be distributed which will set forth the number of Securities being offered and the terms of the offering including the name or names of any underwriters, dealers or agents, the purchase price paid by any underwriter for the Securities purchased from the Selling Security Holders, any discounts, commissions and other items constituting compensation from the Selling Security Holders and any discounts, commissions or concessions allowed or reallowed or paid to dealers.

     In order to comply with the securities laws of certain states, if applicable, the Securities will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Securities may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with by the Company and the Selling Security Holders.

     The Selling Security Holders and any broker-dealers, agents or underwriters that participate with the Selling Security Holders in the distribution of the Securities may be deemed to be "underwriters" within the meaning the Section 2(11) of the Securities Act, and any commissions received by them and any profit on the resale of the Securities purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

     Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the Securities may not simultaneously engage in market making activities with respect to the Common Stock of the Company for a period of two business days prior to the commencement of such distribution. In addition and without limiting the foregoing, each Selling Security Holder will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M, which provisions may limit the timing of purchases and sales of shares of the Company's Common Stock by the Selling Security Holders.

     The Company has agreed to register the Securities under the Securities Act and bear certain expenses (other than selling commissions) in connection with such registration and to indemnify and hold the Selling Security Holders harmless against certain liabilities under the Securities Act that could arise in connection with the sale by the Selling Security Holders of the Securities.

     There can be no assurance that the Selling Security Holders will sell all or any of the shares of Common Stock offered hereunder.

                                 LEGAL MATTERS

     The validity of the Securities offered hereby will be passed upon for the Company by Gibson, Dunn & Crutcher LLP, New York, New York.

                                    EXPERTS

     The consolidated financial statements of the Company as of and for the year ended December 31, 1994 and as of and for the year ended December 31, 1996 have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The consolidated financial statements of the Company as of and for the year ended December 31, 1995 have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing, and upon the report of BDO Stoy Hayward, Registered Auditors, incorporated by reference herein.

     The financial statements of J&J as of and for the years ended September 30, 1993, 1994 and 1995 have been incorporated by reference herein and in the registration statement in reliance upon the report of BDO Stoy Hayward, Registered Auditors, as stated in its report incorporated by reference herein.

     The consolidated financial statements of Heritable Finance Limited (referred to herein as Greyfriars) as of December 31, 1994 and 1995 and for each of the years in the three-year period ended December 31, 1995 have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG, Registered Auditors, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The Registrant estimates that expenses in connection with the offering described in this registration statement will be as follows:

    Securities and Exchange Commission registration fee........................  $19,602
    Printing expenses..........................................................  $10,000
    Accounting fees and expenses...............................................  $ 7,500
    Legal fees and expenses....................................................  $20,000
    Listing fees...............................................................  $17,500
    Fees and expenses for qualifications under state securities laws...........        *
    Transfer agent's fees and expenses.........................................  $ 2,000
    Miscellaneous..............................................................  $ 4,700
                                                                                 -------
              Total............................................................  $81,302
                                                                                 =======

---------------
* Not applicable or none.

     All amounts except the Securities and Exchange Commission registration fee are estimated.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145(a) of the Delaware General Corporation Law (the "GCL") provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no cause to believe his or her conduct was unlawful.

     Section 145(b) of the GCL provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if he or she acted under similar standards, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his or her duty to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to be indemnified for such expenses as the court shall deem proper.

     Section 145 of the GCL further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsection (a) and (b) or in the defense of any claim, issue or matter therein, such officer or director shall be indemnified against expenses actually and reasonably incurred by him or her in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled, and that the corporation may purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against such officer or director and incurred by him or her in any such capacity or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liabilities under Section 145 of the GCL.

     As permitted by Section 102(b)(7) of the GCL, the Company's Certificate of Incorporation provides that a director shall not be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. However, such provision does not eliminate or limit the liability of a director for acts or omissions not in good faith or for breaching his or her duty of loyalty, engaging in intentional misconduct or knowingly violating a law, paying a dividend or approving a stock repurchase which was illegal, or obtaining an improper personal benefit. A provision of this type has no effect on the availability of equitable remedies, such as injunction or rescission, for breach of fiduciary duty.

     The Company's Bylaws require the Company to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company) by reason of the fact that he is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, that he had reasonable cause to believe that his conduct was unlawful.

     In addition, the Company's Bylaws require the Company to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Company to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the Company unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

     Any indemnification (unless ordered by a court) made by the Company may be only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct as set forth above. Such determination must be made (i) by the Board by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (ii) if such a quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (iii) by the stockholders.

     To the extent that a director, officer, employee or agent of the Company has been successful on the merits or otherwise in defense of any covered action, suit or proceeding, or in defense of any covered claim, issue or matter therein, he will be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

     Expenses incurred by an officer or director in defending a civil or criminal action, suit or proceeding may be paid by the Company in advance of the final disposition of such action, suit or proceeding as authorized by the Board in the specific case upon receipt of an undertaking by or on behalf of the director or officer to repay such amount unless it shall ultimately be determined that he is entitled to be indemnified by the Company as authorized in this Article. Such expenses incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the Board deems appropriate.

     The Company presently maintains policies of directors' and officers' liability insurance in the amount of $10.0 million.

ITEM 16.  EXHIBITS

EXHIBIT
 NUMBER                                    DESCRIPTION OF EXHIBIT
--------     ----------------------------------------------------------------------------------
   4.1       Certificate of Incorporation of the Company, as amended, incorporated by reference to Exhibit 3.1 to the Company's Registration Statement on Form S-1 as declared effective by the Commission on December 20, 1995.
   4.2       Bylaws of the Company, as amended, incorporated by reference to Exhibit 3.2 to the
             Company's Registration Statement on Form S-1 as declared effective by the
             Commission on December 20, 1995.
   5.1*      Opinion of Gibson, Dunn & Crutcher LLP.
  23.1**     Consent of KPMG Peat Marwick LLP
  23.2**     Consent of KPMG, Registered Auditors
  23.3**     Consent of BDO Stoy Hayward
  23.4**     Consent of BDO Stoy Hayward
  23.5*      Consent of Gibson, Dunn & Crutcher LLP (contained in Exhibit 5.1)
  24.1*      Power of Attorney (included on signature page of the initial filing of the
             Registration Statement)

---------------
 * Previously filed.
** Filed herewith.

ITEM 17.  UNDERTAKINGS

     (a) The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (c) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (d) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report, to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing a Form S-3 and has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Elmsford, State of New York, on June 30, 1997.


                                          CITYSCAPE FINANCIAL CORP.

                                          By:       /s/  ROBERT C. PATENT
                                            ------------------------------------
                                                      Robert C. Patent
                                                  Executive Vice President


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to the Registration Statement has been signed by the following persons in the capacity indicated on June 30, 1997.


                  SIGNATURE                                        TITLE
---------------------------------------------  ----------------------------------------------


                      *                        Chairman of the Board, Chief Executive
---------------------------------------------    Officer, President and Director (Principal
               Robert Grosser                    Executive Officer)

            /s/ ROBERT C. PATENT               Vice Chairman of the Board, Executive Vice
---------------------------------------------    President and Director
              Robert C. Patent

                      *                        Director
---------------------------------------------
              Asher Fensterheim

                      *                        Director
---------------------------------------------
             Jonah L. Goldstein

                      *                        Director
---------------------------------------------
               Arthur P. Gould

                      *                        Director
---------------------------------------------
            Hollis W. Rademacher

                      *                        Director
---------------------------------------------
               Robert M. Stata

                  SIGNATURE                                        TITLE
---------------------------------------------  ----------------------------------------------


                      *                        Director
---------------------------------------------
               David A. Steene

                      *                        Chief Financial Officer (Principal Financial
---------------------------------------------    and Accounting Officer)
               Tim S. Ledwick

*By /s/     Robert C. Patent

    --------------------------------
            Robert C. Patent
            Attorney-in-Fact

                               INDEX TO EXHIBITS

                                                                                     SEQUENTIALLY
EXHIBIT                                                                                NUMBERED
NUMBER                             DESCRIPTION OF EXHIBIT                                PAGE
------     ----------------------------------------------------------------------    ------------
  4.1      Certificate of Incorporation of the Company, as amended, incorporated by reference to Exhibit 3.1 to the Company's Registration Statement on
           Form S-1 as declared effective by the Commission on December 20, 1995.
  4.2      Bylaws of the Company, as amended, incorporated by reference to
           Exhibit 3.2 to the Company's Registration Statement on Form S-1 as
           declared effective by the Commission on December 20, 1995.
  5.1*     Opinion of Gibson, Dunn & Crutcher LLP
 23.1**    Consent of KPMG Peat Marwick LLP
 23.2**    Consent of KPMG, Registered Auditors
 23.3**    Consent of BDO Stoy Hayward
 23.4**    Consent of BDO Stoy Hayward
 23.5*     Consent of Gibson, Dunn & Crutcher LLP (contained in Exhibit 5.1)
 24.1*     Power of Attorney (included on signature page of the initial filing of the Registration Statement)

---------------
 * Previously filed.
** Filed herewith.